UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006.

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary

Date January 18, 2006

NASDAQ, ASX & MEDIA RELEASE

NOVOGEN APPEALS INJUNCTION DECISION IN THE NETHERLANDS

(Stamford, Conn., Sydney, Australia) January 18, 2006. Novogen Limited today announced that it had sought an injunction in the Netherlands seeking to immediately enforce its phytoestrogen extracts patent EP 0 656 786 B1“Use of isoflavone phyto-oestrogen extracts of soy or clover”, and that the injunction was not allowed.

Novogen will appeal and seek the immediate enforcement of its granted patent.

The Provisional Measures Judge in the Netherlands dismissed the request for an injunction to enforce the patent prior to the conclusion of the existing opposition proceedings that have been lodged in Europe to this granted patent.

A counterclaim sought by the defendant in the injunction proceedings was also dismissed by the judge, confirming that Novogen is entitled to uphold it's patent rights.

Novogen believes there are very strong grounds for a successful appeal of the injunction proceedings and an appeal will be filed by the end of January 2006 to seek an injunction to activate the prompt enforcement of the patent.

More information on the Novogen group of companies can be found at www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR  : NOVOGEN LIMITED
LISTINGS   : ASX (CODE NRT), NASDAQ (CODE NVGN)

FOR FURTHER   MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
INFORMATION  : TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY  : SciWords, LLC
CONTACT: DAVID SHEON, 202 518-6321